
tect
As featured in Forbes

INVEST IN **TECT**

A people-first platform connecting architects & engineers with building industry product experts

LEAD INVESTOR

Padra Tarifard

I've achieved success as a small business owner through dedication, focus, and customer satisfaction. Bob and the team at Tect are as passionate, qualified and experienced as I have ever seen. They have attracted the attention of national industry associations and have assembled an impressive Advisory Board of diverse, accomplished mentors across a spectrum of industry sectors. Their mission is inspiring: to deliver value to the general public, while improving collaboration, communication and capital efficiency in the building industry. I believe their work will have a direct and profound impact on making buildings more energy efficient, sustainable, and more affordable over time. I chose to invest in the company because I believe my ROI will be far more than just financial.

Invested $2,500 this round & $150,000 previously

tect.com Sacramento CA

Highlights

1. A people-first solution to a $400B problem in the building industry

2. Delivering a financial and social impact while improving safety, sustainability, and affordability

3. US construction industry wastes half of $1.6T annually — time for change

4. Our current clients manufacture more than $942M in building materials annually

5. Closed $240K+ in multi-year sales contracts with manufacturers across the U.S.

6. Awarded a 20-claim technology Patent by the USPTO in March 2022

7. Diverse team of industry experts capable of executing our mission

8. Founders invested $2M. The v1 software is complete. Now scaling sales to manufacturers

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Our Team



Bob Habian   Founder & CEO

Bob is a licensed architect, former global manufacturer and seasoned venture executive, and has provided market insight to more than 300 manufacturers. His mission is to elevate the building industry while improving affordability and access for everyone.



Evan Troxel, AIA   Architectural Community Director

Evan is a licensed architect, digital platform expert, and one of the most influential podcast hosts in the building industry. He previously led Digital Practice with HMC Architects for more than 14 years.



Tom White   Product Owner

Tom leads the TectApp® development team with hundreds of previous deployments for Fortune 500 Companies, with technologies from Kafka, Elastic, Kubernetes, DBT, Anthos, Apache Pinot, and dozens of other New Stack Technologies.



Ken Buckler, CPA   CFO

Ken is a trusted and experienced finance professional in the private and public sector, producing SEC



Ken is a trusted and experienced finance professional in the private and public sector, producing SEC regulated 10K's and 10Q's, directing annual audits and ensuring the safe guard of company assets.



John Crissie VP of Sales

John is a 25-year sales executive with a respected and proven leadership style. His passion is to drive revenue growth by helping manufacturers unleash their potential to nurture trust-based relationships with project teams across the building industry.



Chad Greulach VP Brand + Story

Chad is a proven television executive with successful programming and brand development on top-rated tv series and pilots including American Chopper, Gene Simmons Family Jewels, Criss Angel: Believe and more. He guides strategy through storytelling.



Alyssa Sweeden Customer Experience

Alyssa is a proven leader with a passion for helping individuals and teams to win together. Her guidance in the area of customer experience is based on years of previous success with Apple and subsequently Josten's, a global manufacturer of memorabilia.



Kit Miyamoto, Ph.D., S.E. Advisor – Engineering

Dr. Kit Miyamoto is Global CEO of Miyamoto International, a structural engineering & disaster risk reduction firm with 25 locations on five continents with one purpose: Make the world a better, safer place. He is California's Seismic Safety Commissioner.



Sandra Meyer Advisor – National Associations

Sandra is the former Director of Industry Development at the American Institute of Architects and Vice President at the Challenger Center for Space Science Education, both in Washington, D.C. She brings national association insight to Tect.



Marq Truscott, FASLA Advisor – Landscape Architecture

Marq is an iconic landscape architect and former National Vice President of Education for the American Society of Landscape Architects in Washington, D.C. He advises on sector partnerships and growth.



Bill Black Advisor – Sales Strategy + Innovation

Bill is the President & COO of the Calgary Construction Association. He also co-authored "The Commercial Real Estate Revolution", and in Feb '23 received the Queen Elizabeth II Platinum Jubilee Medal for his work on behalf of the Construction Industry.



Mike Haro Advisor – PR + Communications

Mike is a successful multi-exit entrepreneur with extensive advisory and investor engagement. He was the former Head of Corporate Communications at Palo Alto Networks and leads PR/Comms strategy for Tect.

The building industry has too many products, decisions, and not enough time for informed choices. Tect connects design professionals with product experts, to unleash collaboration and wisdom, reversing industry trends for a better future.

tect®

the shortest path from **keyword** to **product expert** for **design** and **construction teams** in the building industry

THE PROBLEM

Project teams are **drowning in too much product information** and are **starving for wisdom** from real product experts

87%
of architects want help from product manufacturers at every project stage*

2 out of 3
choose not to reach out because the current method of product selection is broken*

70%
of commercial projects end over budget and late, with process waste of up to 50%**

* Based on National AIA Research - **"The Architect's Journey to Specification"**
** The BuildingSMART Alliance - **"The Commercial Real Estate Revolution"**

THE SOLUTION

Give **project teams** direct access to **product category experts**, with filters for project location and privacy controls

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Project Teams

- **Save time when searching** for expert guidance and product support
- **Improve design and construction decisions** across all product categories
- **Build a personal network of trusted experts** on a platform built for the way you work

Product Manufacturers

- **Stop chasing projects** and start building relationships with decision makers
- **Be in the right place at the right time** to receive inquiries from active projects
- **Lower your cost of customer acquisition** and increase sales in your specific markets

THE MISSING LINK

Enter keywords



tect
Find localized product category experts
Concrete waterproofing

View results



tect
071000 Dampproofing and Waterproofing
DRICRETE
MORE

Contact experts



tect
DRICRETE
Tim Yeiser
President
DIRECT EMAIL
ANONYMOUS EMAIL
DIRECT PHONE CALL
DRICRETE

It's like Google, LinkedIn & Match, for the building industry

A COMPREHENSIVE SOLUTION

An online academy to equip sales reps to become trusted product category experts.


tect
tect academy
Welcome to the tect academy for building product experts

TectAcademy™

A responsive web application where project teams connect with product experts.


tect
DRICRETE
MORE

TectApp®

A forum for sharing authentic stories and insight into the people behind the products.


PEOPLEVERSE
POWERED BY
tect
ALEX HOUSTEN
#010
EVAN TROXEL, AIA

Peopleverse™ Podcast

MORE RELEVANT THAN EXISTING OPTIONS

● = yes ○ = somewhat

	tect	Google	LinkedIn	ARCAT	Architizer
Specific to the building industry	●	○	○	●	●
Easy to locate a product expert	●	○	●		
Results ordered by CSI Master Format *	●			●	○
Location-based search results	●	●	●	○	○
Privacy controls for communication	●	○	○		

* CSI Master Format is the numbering system for all products in the building industry.

CONNECTING PEOPLE ACROSS THE ECOSYSTEM

Most "**building product**" SaaS solutions focus on **data**, **documents** and **images**, yet connecting with real people remains a significant challenge.

Our patented "**people-first**" platform focuses on **experience**, **wisdom** and **relationships**, and complements existing **"product-first"** channel partners.

A PROFOUND MARKET OPPORTUNITY

"Building products represent **40%** to **50%** of the total cost of construction."
- Daniel Quindemil, Estimator, IAMBuilders.com

"The global construction market is expected to reach **$16.6** Trillion by 2025, Growing at a CAGR of **7%**."
- ResearchAndMarkets.com

"Global Floor Area is projected to DOUBLE by 2060 - the equivalent of building an entire **NYC** every **30** days for the next **40** years."
- Global ABC, Global Status Report 2017

"**88%** of manufacturers feel their company would benefit from focusing more on architects"
- AIA: "The Architect's Journey to Specification"

A NECESSITY FOR OUR COLLECTIVE FUTURE

In order for the building industry to reach it's **energy**, **carbon** and **sustainability** goals by 2030, we must find ways to

improve project **quality**, **performance** and **affordability**, while lowering the **overall environmental impacts**.

The best bet is to **infuse every project team**, at the earliest stages, with the **experience** and **wisdom** of **experts**.

BUSINESS MODEL

Search is FREE to project teams

Manufacturers pay a recurring annual platform fee

Current Early-Adopter Sales Contract Value = **$240K**

2024 Q1 Sales Target = 200 Manufacturers @ $10K/YR = **$2M ARR**

Sales at Scale: 4,000 Manufacturers @ $25K/YR = **$100M ARR**

FINANCIAL PROJECTIONS



ARR
EBITDA
$746,000
-$307,000
$10,380,000
$4,475,000
$20,400,000
$11,400,000
$31,500,000
$18,400,000

FY '23	FY '24	FY '25	FY '26
$5K Avg Contract	$9K Avg Contract	$12K Avg Contract	$15K Avg Contract

Forward-looking financials are projections and not guaranteed.

THE ASK

Wefunder Round (Active) - $1M

Formation - Present (□) - 2026+


Internal
(Founder Paid-In-Capital)
Seed
(Closed)
Wefunder
(Current)
Sales to manufacturers

Use of funds: 18-month runway focused on **customer acquisition**, **growth**, and **expansion of our sales**, **customer success** and **internal technology teams**.

*Simple Agreement for Future Equity (SAFE) - Negotiated Post-Money Cap


tect

TECT APP, INC.
a Delaware Corporation
921 11th Street, 11th Floor
Sacramento, CA 95814

Bob Habian, AIA
CEO | Founder

Ken Buckler, CPA
CFO | Investor Relations

We are delighted to welcome caring people, like you, to make a positive impact on everyone, the environment, and the future by investing in this opportunity.

Downloads

forbes-tect.pdf